EXHIBIT 99.1

Yamana Gold Announces Positive Development Decision on Its Wholly-Owned Wasamac Project Based on Positive Results From Several Studies Showing Higher Average Daily Throughput, Increased Mineral Reserves, Increased Average Annual Production and Strong, Increased Cash Flows

TORONTO, July 19, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: AUY) (“Yamana” or “the Company”) is pleased to announce the results of several studies on the Company’s wholly-owned Wasamac project in the Abitibi-Témiscamingue Region of Quebec, Canada, intended to corroborate diligence reviews conducted by the Company on its purchase of the Wasamac project in early 2021 and update a historical feasibility study. These studies form the new feasibility level studies of the Company and the baseline technical and financial aspects of the Wasamac project that now underpin the decision to advance the project to production.

Results from all studies are consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews. While a prior feasibility study was recently completed on Wasamac, in 2018, the Company relied on its own diligence reviews relating to the purchase of the project, using the prior feasibility study as a reference only and applying its own standards and approaches as a complete update of the prior study. These studies now form Yamana’s feasibility level work relating to the project.

The Company will be holding a conference call and webcast relating to the Wasamac project on Tuesday, July 20, 2021, from 10:00 am to 11:00 am ET. Please see additional details relating to the call at the end of this press release.

Optimization Highlights

  Mineral reserves of 1.91 million gold ounces at an unchanged average gold grade of 2.56 grams per tonne (“g/t”) for an initial mine life of 10 years.
  Rapid production ramp-up in first year followed by sustained gold production of approximately 200,000 ounces per year for at least the next four years. Including the ramp-up phase, average annual production for the first five years of operation is expected to be 184,000 ounces.
  Average life of mine (“LOM”) gold production of 169,000 ounces per year over an initial 10-year mine life.
  Average throughput of 7,000 tonnes per day (“tpd”), with the processing plant and associated infrastructure designed at a nameplate capacity of 7,500 tpd, representing further production upside.
  Optimized mining method and mining sequence, utilizing a combination of longitudinal and transverse stoping with paste fill, which resulted in a higher production rate, reduced dilution, and a 26% reduction in LOM development metres.
  Initial capital cost is expected to be relatively modest for a 7,000 tpd underground operation, at approximately $416 million. The Company undertook extensive due diligence relating to the acquisition of Wasamac and identified several opportunities for optimizations and improvements; the updated studies confirmed the opportunities for optimizations.
  The Company plans to fully fund development with available cash and cash flows.
  Total LOM sustaining capital estimated at $318 million primarily for underground mine development and mobile equipment.
  LOM cash costs and all-in sustaining costs (“AISC”)(1) of $640 per ounce and $828 per ounce, respectively, remaining well below the Company average, reflecting the application of more conservative cost assumptions to de-risk the project and align with benchmark costs from Yamana’s other operations.
  Robust project economics including net present value (“NPV”) of $254 million with an after-tax internal rate of return (“IRR”) of 16.1% at $1,550 per ounce of gold and NPV of $470 million and after-tax IRR of 24% at $1,850 per ounce of gold based on mineral reserves and excluding future upside potential from encouraging exploration prospects.
  As of 2028, Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, is expected to climb to approximately 450,000-500,000 ounces and remain at this level through 2035.
  Wasamac is designed as a modern underground operation with a small footprint and minimal infrastructure on the south of the Route 117 highway. Tailings will be deposited underground as paste fill and in a filtered dry stack tailings storage facility approximately six kilometres northwest of the processing plant.
  Use of an underground conveyor, electric mining equipment and high-efficiency ventilation fans to minimize carbon emissions, with further electrification planned as new technology becomes commercially available between now and project execution.
  Using a conveyor rather than diesel trucks to transport ore to surface reduces CO2 emissions by 2,233 tonnes per year, equivalent to taking 500 cars off the road. Over the LOM, the Company expects to reduce CO2 emissions by more than 20,000 tonnes.

Significant Exploration Mine Life Extension Upside

  Planned infill and exploration drilling campaign to generate additional mineral reserves has the potential to sustain a 200,000 ounce production level for an extended period and support a strategic mine life of more than 15 years.
  Preliminary plans include 120,000 metres of drilling in 2021 and 2022 with a budget of $15 million over the two-year period.
  Infill drilling to better delineate areas expected to be developed in the first three years of production is expected to include 30,000 metres in 2021, with a further 38,000 metres in 2022 to provide further delineation of the remaining mineral resource.
  A concurrent exploration effort will focus on expanding the current mineral resource envelopes to depths below the established mineral resource, with testing for mineralization to target poorly explored gaps between mineralized zones.
  Exploration on the broader Wasamac property is expected to include 10,000 metres in 2021 with an effort to delineate secondary zones such as Wildcat and test high priority extensions of the Wasa Shear.
  The recently acquired Francoeur, Arntfield, and Lac Fortune gold deposits, located just six kilometres from the planned Wasamac milling facilities, represent additional potential exploration upside.
  Mineralization on the Francoeur property and mineralization exposed in recent trenching at Arntfield by the property’s previous owner consists of mylotinized, albite-carbonate altered rocks with pyrite mineralization very similar to Wasamac. This shear can be traced a further six kilometres from the Wasamac-Francoeur property boundary to the west of the historic Francoeur mine.
  Several parallel shear zones at Francoeur with significant known mineralization located south of Francoeur, including Lac Fortune, and an interpreted southern splay of the Wasa Shear in the Arntfield area are excellent further targets for drilling and potential mineral resource expansion.

Further Optimization and Mine Life Extension Upside

  Opportunity for further conversion of mineral resources to mineral reserves is expected through engineering, especially surrounding the historic mining zone.
  Utilization of the full design capacity of 7,500 tpd could increase annual gold production.
  Additional metallurgical drilling and test work will be carried out to evaluate the potential increase in gold recovery through the installation of a flotation and concentrate leach circuit.
  Opportunities to accelerate the project execution plan to bring forward first gold production.
  Silver credits have not been considered in the updated studies. Future infill drilling programs will include assaying for silver, which has the potential to improve project economics and reduce AISC.(1)

(All amounts are expressed in United States Dollars unless otherwise indicated.)
(Please see end notes at the end of the press release)

WASAMAC PROJECT: OPTIMIZATIONS, IMPROVEMENTS, AND ECONOMICS

The Wasamac underground gold project is located 15 kilometres west of Rouyn-Noranda in the Abitibi-Témiscamingue Region of Quebec adjacent to the Trans-Canada highway and Ontario Northland rail line, and just 100 kilometres west of Yamana’s 50%-owned Canadian Malartic mine. Yamana acquired the project in January 2021, further expanding its footprint in Quebec and significantly enhancing the Company’s long-term growth prospects.

Wasamac is supported by a feasibility study completed by the project’s previous owner in 2018. As part of its technical diligence process relating to the acquisition of Wasamac in early 2021, Yamana identified several opportunities to optimize the mine design and process flow sheet. Post-acquisition, Yamana undertook several studies to evaluate these opportunities and to provide a level of confidence and accuracy to support Yamana’s standards for feasibility studies and work. The results of these studies confirm the opportunities identified during the diligence process and provide for improved processing, production, cash flow and economics.

The conclusion derived from the studies conducted since the acquisition of Wasamac will form the basis for the project description for the environmental impact assessment (“EIA”), which is on the critical path for project permitting and construction. Because of the accelerated timeline, Yamana’s primary objective of the studies that it undertook was to present an economically robust foundation with a high level of geological, mining, and metallurgical confidence as well as a high level of accuracy on capital and operating cost estimates. Further optimization will continue to be incorporated as the project advances.

One of the most promising upsides at Wasamac is the opportunity to sustain annual gold production of 200,000 ounces for an extended period and extend mine life through exploration drilling and mineral reserves development. To realize this opportunity, Yamana has commenced an exploration drilling program aimed at expanding the current mineral resource envelopes, test extensions of the Wasa Shear, and delineate secondary zones. Additionally, Yamana’s recent acquisition of the adjoining Francoeur, Arntfield and Lac Fortune gold properties, represents structural extensions of gold mineralization and adds significant potential exploration upside.

Geological Model Refined; Mineral Reserves Increased

The defined Wasamac gold deposit is continuous over 900 metres vertically and 2.7 kilometres along strike, and remains open at depth and on its lateral extensions. Most of the known mineralization is associated with finely disseminated pyrite, albite-sericite and hematite alteration in the intensely sheared (mylonitized) portions of the Wasa Shear zone, a subsidiary fault of the Cadillac-Larder Lake tectonic zone. High continuity and regular geometry, combined with a relatively simple structural setting and consistent mineralized widths of 5 to 30 metres, presents a favourable geological environment for high-production, low-cost underground mining methods. Additionally, the defined mineralization is relatively shallow compared to other mines in the region, with a maximum depth of 845 metres below surface, although the deposit is still open at depth.

One key element of the studies undertaken by the Company was to verify the quality of the mineral resource model based on a good understanding of the geological setting and mineralization controls. As such, Yamana independently recreated a new geology model, mineral resource domains, and mineral resource model to provide the foundation for mineral reserves estimation and the LOM plan. The fact that the two mineral resource models, developed independently from the ground up, result in similar global inventories provides an additional level of geological confidence and helps identify targets for exploration drilling and future mineral resource growth.

Mineral resource classification was updated using revised criteria, with measured mineral resources being reclassified as indicated mineral resources to align with Yamana’s prerequisite that measured mineral resources must be supported by underground development sampling with the required quality assurance and quality control. Additionally, mineral resources are now constrained within potentially mineable shapes to demonstrate reasonable prospects for eventual economic extraction and to align with the reporting standard at other Yamana operations.

Globally, the Wasamac mineral inventory is largely similar to the previous model, as expected, because the geological database is unchanged, utilizing 804 drill holes for 157,991 metres of drilling. However, Yamana has successfully increased conversion of mineral resources to mineral reserves through the optimization of the mining method and mine design following an in-depth geotechnical analysis. As a result, mineral reserves have increased above the levels determined in the diligence relating to the acquisition of Wasamac by 231,000 ounces to 1.91 million ounces with an unchanged average gold grade of 2.56 g/t. Mineral reserves are estimated at a conservative gold price assumption of $1,250 per ounce, consistent with Yamana’s other operations.

Table 1: Mineral Reserves Statement, Wasamac Project at June 30, 2021

	Tonnes (000’s)	Grade (g/t)	Contained Oz. (000’s)
Probable	23,168	2.56	1,910
  The Qualified Persons for the mineral reserve estimate are Mr. Denis Gourde, P.Eng. and Sébastien Tanguay, P.Eng. (InnovExplo).
  Mineral reserve estimate has an effective date of June 30, 2021.
  Estimated at $1,250/oz Au using an exchange rate of $1.32:C$1.00, variable cut-off Au value from 1.45 g/t to 1.68 g/t.
  Mineral reserve tonnage and mined metal have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
  Mineral reserves presented include both internal and external dilution along with mining recovery. The external dilution is estimated to be 11%. The average mining recovery factor was set at 93.6% to account for mineralized material left in the margins of the deposit in each block.

Table 2: Mineral Resources Statement, Wasamac Project at June 30, 2021

	Tonnes (000’s)	Grade (g/t)	Contained Oz. (000’s)
Indicated	5,769	1.76	326
Inferred	3,984	2.01	258
  The Qualified Persons for the current mineral resource estimates are Mr. Vincent Nadeau-Benoit, P.Geo. and Alain Carrier, M.Sc., P.Geo. (InnovExplo). Mineral resources have been estimated by Yamana and independently audited and validated by InnovExplo. The mineral resource estimate follows 2019 CIM definitions and guidelines for mineral resources and are reported exclusive of mineral reserves.
  Mineral resources were evaluated using the ordinary kriging weighting algorithm informed by capped composites and constrained by three-dimensional mineralization wireframes. Mineral resource categories were assigned using clipping boundaries. Indicated category was established for blocks interpolated during the first two passes within 40 m closest distance from a drill hole composite within the same mineralized zone. Inferred category was established for the remaining interpolated blocks inside the mineralization wireframes. A bulk density of 2.80 g/cm3 was used to convert volume to tonnage.
  Cut-off grades, which corresponds to 75% of the cut-off grades used to estimate the mineral reserves, are variable based on the metallurgical recoveries ranging from 1.10 to 1.30 g/t Au.
  Mineral resources are below a 32 m surface crown pillar and outside a 5 m minimum buffer around historical underground infrastructures and constrained by potentially mineable shapes based on a minimum mining width of 2 m and considering internal waste and dilution.
  All figures are rounded to reflect the relative accuracy of the estimate. Numbers may not add up due to rounding.

Design Improvements and Increased Mineral Reserves Enable Higher Daily Throughput

The proposed mining method for Wasamac is long-hole stoping, with 75% of stopes planned to be mined in a longitudinal direction and 25% to be mined in a transverse direction, optimized for the local mineralization width and dip. This approach results in average external dilution of less than 11%. Level spacing is increased from 20 metres to 25 metres, while stope spans are variable depending on stope geometry and local ground conditions. Stopes will be filled using a combination of paste fill, delivered from an underground paste fill plant, cemented rock fill, and rock fill.

Total primary and secondary underground development decreased by 26%, increasing the ratio of ore tonnes per development metre by 48% to 221 tonnes per metre. The reduction is a result of three design improvements: increasing level spacing, reducing the requirement for footwall drifts in waste, and optimization of the materials handling system to minimize ramp development requirements.

The optimized materials handling system utilizes ore passes and haul trucks to transport ore from the production levels to a central underground primary crusher. The haul trucks will be automated to allow haulage to continue between shifts. From the underground crusher, ore will be transported to the crushed-ore stockpile on the surface using a 3-kilometre long conventional conveyor system in two segments. A parallel decline will be used for personnel and materials. Development waste will be used as backfill or hauled to the surface waste storage facility adjacent to the plant. Using a conveyor rather than diesel trucks to transport ore to surface reduces CO2 emissions by 2,233 tonnes per year, equivalent to taking 500 cars off the road. Over the LOM, the Company expects to reduce CO2 emissions by more than 20,000 tonnes.

The increase in mineral reserves combined with the reduction in development metres and optimized materials handling system will allow Wasamac to sustain a higher level of underground production of 7,000 tpd.

The LOM plan shows a rapid ramp-up in production in the first year with production rising to approximately 200,000 ounces per year for at least the next four years. Average gold production is expected to be 169,000 ounces per year over a mine life of 10 years. Including the ramp-up phase, average annual production for the first five years of operation is expected to be 184,000 ounces.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/75675af5-4fe7-47d7-8d80-0b818b325a3e

Optimizations to Processing Improve Efficiencies and Reduce Costs

The processing flow sheet and plant design have been improved to accommodate the increased throughput, consider the results from supplementary metallurgical testing completed since 2018, and incorporate opportunities identified over the past three years.

The processing plant capacity has been increased to 2.74 million tonnes per year, or 7,500 tpd, with an expectation of processing an initial 7,000 tonnes of ore per day from the underground mine. Utilization of this spare capacity during operations provides operational flexibility and production upside.

Additional grinding simulations, calibrated to include the latest test work results, determined that a more energy-efficient configuration could be utilized, which in turn lowered the overall power draw, reducing capital costs. Further downstream in the leaching and absorption circuit, additional pulp chemistry optimization test work concluded that the total circuit retention time could be reduced from 48 to 35 hours, with fewer, but larger leaching tanks to reduce capital costs, paired with a conventional carbon-in-pulp tank technology, which favours the silver loadings now seen in the Wasamac ore. The carbon stripping/regen, gold room, and supporting reagent circuit are all housed in an adjacent pre-engineering structure that is de-coupled from the grinding circuit structure to improve constructability and decrease capital costs.

Lastly, due to the optimized pulp chemistry conditions in the leaching circuit, the overall cyanide consumption has been reduced, which in turn negates the need for a post-leach thickener that had been included in the previous design plan. Its removal will generate additional capital savings. Within the tailings filtration circuit,  the layout was optimized to reduce the footprint of the building, lower capital costs, and improve energy efficiency. Furthermore, the tailings filter cake handling methodology was reviewed and a cost-effective truck loading system was nominated to further reduce capital costs.

Metallurgical recovery assumptions and metallurgical domains are unchanged, with follow up test work confirming gold recoveries of 92.0%, 81.6%, 86.2% and 92.7% for the Main Zone, Zone 1, Zone 2, and Zone 3, respectively. Total LOM average recovery is 88.7%.

Yamana will continue to refine the geometallurgical domains as more information becomes available from the infill drilling campaign planned for the second half of this year, with the potential to limit the influence of lower recovery zones and optimize the mine design and sequence. Additionally, in the months ahead, test work to support a bulk flotation-concentrate regrind/leaching flowsheet will commence to target recovery improvements on certain ores. Initial flotation flowsheet test work indicates superior recoveries for Zone 1 and Zone 2 samples compared to the whole ore leach flowsheet. As part of a holistic review of optimizing production from Zones 1 and 2, installing a flotation and concentrate leach circuit after start-up may provide improved recoveries. Initial production from the Main Zone and Zone 3 with the whole ore leach flowsheet presents the opportunity to pursue this strategy.

Significant Exploration Upside and Opportunity to Extend Mine Life

In addition to the mineral reserves used as the basis for the mine plan, Wasamac contains 326,000 ounces of indicated mineral resources and 258,000 ounces of inferred mineral resources, along with expansion potential at depth and in other areas of the Wasamac claims package. Furthermore, there are additional opportunities to increase conversion of mineral resources to mineral reserves, especially close to previously mined areas of the property. Yamana has planned an infill and exploration drilling campaign to generate additional mineral reserves, which has the potential to sustain a higher level of production and extend mine life to support a strategic mine life of more than 15 years.

Data compilation and drill planning combined with a recent high resolution airborne magnetic survey have established numerous exploration targets within the property portfolio. While drill planning is ongoing and will be adapted to results, preliminary plans include 120,000 metres of drilling in 2021 and 2022 with a budget of $15 million over the two-year period.

Infill drilling to better delineate areas expected to be developed in the first three years of production is expected to include 30,000 metres in 2021, with a further 38,000 metres in 2022 to provide further delineation of the remaining mineral resource. This work is expected to increase confidence in grade, improve mine planning, and provide further geotechnical and metallurgical data.

A concurrent exploration effort will focus on expanding the current mineral resource envelopes to depths below the established mineral resource and with testing for mineralization targeting the poorly explored gaps between zones. Exploration on the broader Wasamac property is expected to include 10,000 metres in 2021 with an effort to delineate secondary zones such as Wildcat and test high priority extensions of the Wasa Shear.

East of the defined Wasamac deposit, recent magnetic survey and historic drilling indicate strong potential to trace and test the Wasa Shear for a further 3.2 kilometres. West of the Wasamac main zone the shear is displaced along a north-east trending post-mineral fault and the Horne Creek fault. Geological and geophysical information as well as significant gold intercepts in historic drilling have delineated a high priority target along 1.5 kilometres from the Horne Creek fault to the Francoeur project boundary that is expected to be tested during the third quarter of 2021.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/4bb98708-8958-4894-8f2d-b78c70f53f85

Francoeur, Arntfield, and Lac Fortune Properties Provide Further Upside

The recent acquisition of the Francoeur, Arntfield, and Lac Fortune gold deposits, which are located just six kilometres from the planned Wasamac milling facilities, represents additional potential exploration upside. Mineralization on the Francoeur property as well as mineralization exposed in recent trenching at Arntfield by the property’s previous owner consists of mylotinized, albite-carbonate altered rocks with pyrite mineralization very similar to Wasamac. This shear can be traced a further six kilometres from the Wasamac-Francoeur property boundary to the west of the historic Francoeur mine.

Wasamac, Francoeur, and Arntfield have recorded past production of over 720,000 ounces of gold, with Francoeur and Arntfield contributing ounces at a grade of 6.2 g/t and 4.0 g/t of gold, respectively.(2) Furthermore, Francoeur has a historic mineral resource of approximately 66,600 ounces of gold at a grade of 6.5 g/t of gold in the measured and indicated mineral resource categories. Yamana considers these mineral resources historical in nature and they are therefore not included in Yamana’s inventory but represent further upside. Exploration on Francoeur will prioritize confirmation and expansion of the known mineral resources at Francoeur as well as testing high priority targets along the Arntfield-Francoeur segment of the western Wasa Shear.

In addition, there are several parallel shear zones at Francoeur with significant known mineralization located south of Francoeur, including Lac Fortune, and an interpreted southern splay of the Wasa Shear in the Arntfield area that are excellent further targets for drilling and potential mineral resource expansion.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/7a18bf9b-e4e5-49ab-bfa6-93cd184dcb5a

Costs and Economics

Capital and operating costs have been fully updated to an accuracy of +/- 15%, equivalent to an AACE International Class 3 Estimate, based on the revised mining and processing designs and updated packages from suppliers and contractors.

As anticipated, costs estimates consider the application of more conservative cost assumptions to de-risk the project and align with benchmark costs from Yamana’s other operations. These potential cost increases were identified during the Company’s due diligence process and the optimizations to the mine design, materials handling, and processing flow sheet described above partly offset the higher costs. Additional opportunities for cost reduction and deferment have been identified and continue to be evaluated. Furthermore, all aspects of the studies, from the office buildings to the materials handling system and ventilation network, have been designed to accommodate future mineral reserves growth and mine life extension, considering a strategic mine life of at least 15 years.

The initial capital cost for Wasamac is expected to be relatively modest for a 7,000 tpd underground operation, at approximately $416 million, in part because of the project’s location close to existing infrastructure, accessibility, and proximity to a skilled workforce and suppliers in Rouyn-Noranda and throughout the Abitibi-Témiscamingue region. Additionally, the underground mine is relatively shallow compared to other mines in the region, allowing for ramp access rather than construction of a production shaft, which significantly reduces upfront capital expenditure and allows for a rapid ramp-up in production. The initial capital is scheduled to be spent in 2024 to 2026, with cost savings in the processing plant offset by a higher initial mining capital cost. Modest capital requirements will be spread over three years, beginning in 2024 and incrementally increasing in 2025 and 2026. The Company plans to fully fund development with available cash and cash flows.

To allow for a faster ramp-up in production and to ensure that the mine can sustain a production rate of 7,000 tpd, Yamana has elected to bring forward underground development to prepare the mining infrastructure and establish multiple mining zones. Additionally, Yamana has increased indirect costs to more conservative levels, including owner’s costs, engineering, procurement and cost management (“EPCM”) costs, and contingency to further de-risk the project.

Total LOM sustaining capital is estimated at $318 million, mostly for underground mine development and mobile equipment. LOM sustaining capital is aligned with the higher production rate, increased mineral reserves footprint and benchmarked underground development costs per metre. Yamana optimized the mining method and mine design for productivity and mine development and optimized the material handling system, reducing total development by approximately 37,000 metres, or 26%.

Wasamac’s wide stopes, typically 10 to 15 metres wide, and shallow depth below surface, combined with a competent rock mass, underground conveyor system, and adoption of modern technology, are expected to establish Wasamac as a low-cost underground mining operation. Additionally, the metallurgical characteristics of the mineralization allow for a relatively simple processing flow sheet using low-cost conventional gold recovery methods. LOM average mine site operating costs are estimated at $44.9 per tonne processed, including a mining cost of $28.2, processing cost of $12.3, and general and administrative (“G&A”) cost of $4.5 per tonne. Cost reductions due to the higher throughput rate and optimized processing flow sheet are offset by increased unit mining costs, which are now aligned with benchmark costs from similar underground operations. The Company will continue to explore opportunities for cost reduction, including potential synergies with Canadian Malartic, as the project advances. LOM average cash costs and AISC(1) are estimated at $640 and $828 per ounce respectively.

At the base case assumptions of $1,550 per ounce gold price and $1.28 Canadian-US dollar exchange rate, the post-tax net present value (“NPV”) at a 5% discount rate is estimated at $254.4 million and the internal rate of return (“IRR”) is 16.1%. The payback period is estimated at four years after first gold production. At a gold price of $1,850 per ounce, NPV and IRR increase to $469.6 million and 24%, respectively.

Table 3: Wasamac Sensitivities to Gold Price(i)

Gold Price Assumption	$1,400/oz	$1,550/oz	$1,700/oz	$1,850/oz	$2,000/oz
Before-tax NPV	$296.3M	$477.0M	$657.6M	$838.2M	$1,018.8M
Before-tax IRR	16%	22%	27%	31%	36%
After-tax NPV	$144.4M	$254.4M	$363.0M	$469.6M	$575.0M
After-tax IRR	12%	16%	20%	24%	28%
Payback period (years)	4.8	4.0	3.5	3.1	2.8

                  (i)      Economics assuming 5% discount rate

Table 4: Wasamac Project Summary

Total gold production	1,694	thousand ounces

Average metallurgical recovery	88.7%	Gold

Average annual gold production
2026	2,000 oz	(33 k. tonnes, 2.75/t gold)
2027	120,000 oz	(1,594 k. tonnes, 2.65/t gold)
2028 to 2031 (average per year)	200,000 oz	(2,520 k. tonnes, 2.78 g/t gold)
2032 to 2035 (average per year)	171,000 oz	(2,520 k. tonnes, 2.38 g/t gold)
2036	91,000 oz	(1,389 k. tonnes, 2.26 g/t gold)
Average mine site costs per tonne
Mining	$28.2	$/t milled
Processing	$12.3	$/t milled
G&A	$4.5	$/t milled
Total	$44.9	$/t milled
Average unit costs
Cash Cost	640	$/oz
All-in Sustaining Cost	828	$/oz
Royalty	1.5%	NSR
Initial Mine life	10	Years
Capital Expenditures
Initial capital Expenditures	$416.3	$ million
Breakdown of initial capital expenditures by year
2024	$36.5	$ million
2025	$127.4	$ million
2026	$252.4	$ million
Breakdown of initial capital expenditures by category
Mining	$171.5	$ million
Processing	$83.2	$ million
Infrastructure	$48.0	$ million
Indirects, EPCM & Owner’s Costs	$70.3	$ million
Contingency	$43.4	$ million
LOM Sustaining Capital	$318.0	$ million (average $28.9 million per year)

Project Execution Plan

Yamana expects to commence project construction upon receipt of all required permits and certificates of authorization by mid-2024. Construction time to processing plant commissioning is estimated at approximately two-and-a-half years, with the underground crusher and conveyor system scheduled for commissioning six months later. First gold production is scheduled for the fourth quarter of 2026, with commercial production planned for the fourth quarter of 2027.

Completion of the studies and approval to proceed marks the first milestone for the project since acquisition. For the remainder of 2021, Yamana will continue the permitting process started by the previous owners, with ongoing baseline studies scheduled for completion by the end of the year and preparation of the EIA scheduled for completion by the second quarter of 2022. In parallel with the permitting activities, Yamana will undertake an extensive exploration program and continue to evaluate the opportunities identified by the studies.

HSEC and Permitting

Yamana is committed to developing Wasamac as a modern, compact underground operation with minimal impact on the neighboring communities and industry-leading working conditions. With this objective in mind, the studies incorporate feedback received through consultation with local residents, First Nations, and authorities, while complying with Yamana’s rigorous health, safety, environment, and community relations standards. Additionally, Yamana is preparing Wasamac to be the benchmark within the Company’s portfolio and the broader industry as a low carbon emission operation, and an integral component of the Company’s climate change strategy.

The Wasamac deposit is located halfway between the Évain and Arntfield districts of Rouyn-Noranda, just south of Route 117. To minimize the impact on local residents, the processing plant and most infrastructure will be located to the north of Route 117 and material and personnel access to the underground mine will be through a decline under the highway. This solution makes the underground mine effectively invisible from surface, with the only surface infrastructure on the south of Route 117 being collars for ventilation raises for underground primary fans and a borehole for delivery of cement to the underground paste fill plant.

The Wasamac underground mine is designed to create a safe working environment and reduce consumption of non-renewable energy through the use of electric and high-efficiency equipment. Yamana has selected electric and battery-electric mobile equipment provided that the equipment is available at the required specifications. Battery-electric underground haul trucks are not yet available at the required capacity with autonomous operation so diesel trucks have been selected in combination with the underground conveyor. However, Yamana continues to collaborate with equipment suppliers with the expectation that the desired battery-electric equipment will be available before Wasamac is in operation.

Yamana will take advantage of additional technological advances including ventilation-on-demand and high-efficiency fans to reduce power requirements. Heating of the underground mine and surface facilities is designed with the assumption of propane burners, but an opportunity exists to extend the natural gas line to the project site. Yamana has initiated discussions with the natural gas supplier and will study this opportunity further as the project advances.

The site for the processing plant and offices is confined to a small footprint strategically located in a naturally concealed area, and the processing plant has been designed with a low profile to minimize the visual impact as well as minimize noise and dust. The tallest building on the project site is the mill building with a roofline height of 24 metres. The primary crusher, previously planned to be located on surface, has been moved underground. The crushed material will be transported to surface from the underground mining area using conventional conveyors and stored on surface in a covered stockpile to control dust. The revised waste rock storage facility design allows for timely revegetation to assist in visually integrating the facility into the landscape.

Several design improvements have been made to reduce consumption of fresh water to minimize the effect on watersheds. Underground mine water will be utilized in the processing plant, minimizing the draw of fresh water and reducing the required size of the mill basin pond.

The Wasamac tailings storage strategy is designed to minimize environmental footprint and mitigate risk. Approximately 39% of tailings will be deposited underground as paste fill and 61% of tailings will be pumped as a slurry to the filter plant located approximately six kilometres northwest of the processing plant and then hauled to the nearby dry stack tailings storage facility. Strategic phasing of the tailings storage facility design allows for the same footprint as previously planned, even with the increase in mineral reserves. The progressive reclamation plan for this facility minimizes the possibility of dust generation and expedites the return of the landscape to its natural state.

Yamana relies on a collaborative approach to ensure the success of Wasamac. In this regard, our environmental assessment process is conducted in collaboration with our neighbors and First Nations. A community relations office will soon be opening its doors to ensure constant dialogue and accessibility to our team as well as to information on the project. A campaign of baseline monitoring and testing is currently underway with the objective of completing the EIA by the second quarter of 2022.

Yamana expects to receive all permits and certificates of authorization required for project construction by the third quarter of 2024. To increase the level of confidence in metallurgical and geomechanical assumptions, Yamana is considering the recommendation for an underground bulk sample, which could commence earlier on a separate environmental permit. The bulk sample would require ramp access to the underground mineralization.

Increased Consolidated Production in Quebec

The Wasamac project significantly expands Yamana’s footprint in the Abitibi-Témiscamingue Region in Quebec and solidifies the Company’s overall long-term growth profile. As of 2028, Yamana’s average annual gold production in the province of Quebec, including production from Wasamac and the Odyssey underground project at Canadian Malartic, is expected to increase to approximately 450,000-500,000 ounces and sustain this level through at least 2035. Planned infill and exploration drilling campaigns to increase mineral reserves and mineral resources at both projects have the potential to increase the Company’s average annual production in Quebec to approximately 500,000 ounces from 2029 through 2039.

Importantly, Wasamac shares a number of similarities with the Company’s Jacobina mine in Brazil, which will allow the Company to leverage its experience at Jacobina to effectively develop and optimize the project. Both deposits are relatively wide, with Wasamac stope widths averaging 12.6 metres, ideal for low-cost bulk longitudinal stoping with low development requirements. Additionally, both deposits are relatively shallow and continuous over significant strike lengths with mining from several sectors concurrently, allowing for high production rates, increased operational flexibility, and opportunities for mineral resource and mineral reserve growth.

Quebec has a rich mining pedigree that dates back more than a century, significant mining infrastructure, skilled and experienced miners, and well-established rules and regulations. The Company looks forward to advancing the Wasamac and Odyssey projects, and it will continue to evaluate opportunities to expand its portfolio in northern Quebec that make financial sense and create value for its stakeholders.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/dbe65bca-87bf-4dfb-abe5-d3ea49d30290

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/6d930243-5f19-42ff-97b3-d2fb4cdeb664

Wasamac Update Call and Webcast

The Company will hold a conference call and webcast relating to the Wasamac project on Tuesday, July 20, 2021, from 10:00 am to 11:00 am ET. There will be time for questions from investors on the call although investors who prefer may wish to send questions in writing in advance of or during the call by emailing investor@yamana.com. Please see additional details relating to the call below.

Dial-In Details

Toll Free (North America):	1-800-806-5484
Toronto Local and International:	416-340-2217
Toll Free UK	00-80042228835
Passcode	7570018#
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK)	00-80033663052
Passcode:	1176373#

The conference call replay will be available from 1:00 p.m. ET on July 20, 2021, until 11:59 p.m. ET on August 20, 2021.

Independent Qualified Persons

The studies to corroborate due diligence reviews conducted by Yamana and update the historical 2018 feasibility study were prepared under the direction of Ausenco Engineering Canada Inc., by leading independent industry consultants, all of whom are QPs under NI 43-101. The QPs have reviewed and approved the content of this news release. Independent QPs from InnovExplo Inc. and Ausenco who have prepared or supervised the preparation of the technical information relating to the studies include: Denis Gourde, P.Eng., Alain Carrier, M.Sc., P.Geo., Sébastien Tanguay, P.Eng., Vincent Nadeau-Benoit, P.Geo, Robert Raponi, P. Eng (PEO).

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P.Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 888

END NOTES:

(1)   A cautionary note regarding non-GAAP performance measures and their respective reconciliations, as well as additional line items or subtotals in financial statements is included in Section 11: Non-GAAP Performance Measures in the Company's MD&A for the three months ended March 31, 2021 and in the 'Non-GAAP Performance Measures' section below.

(2)   Historical production for the Francoeur and Arntfield mines is from the Francoeur National Instrument (“NI”) 43-101 Technical Report published by Richmont Mines in August 2012; Historical production for the Wasamac mine is from the Wasamac NI 43-101 Technical Report published by Monarch Gold in December 2018. Both NI 43-101 Technical Reports are available on SEDAR at www.sedar.com, under the respective company’s profile.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the feasibility study update, anticipated optimizations, including throughput, production, economics and mine life extension, expected conversion of mineral resources into mineral reserves; HSEC and permitting objectives and expectations; anticipated drilling campaigns at the Wasamac project, and anticipated exploration potential upside as a result of the recent  acquisition of the Francoeur, Arntfield, and Lac Fortune gold deposits which are in close proximity to the Wasamac project and the timing of the filing of the updated feasibility study.  Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management of each of the companies considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation, unforeseen changes in the final feasibility update, unexpected HSEC issues, unexpected delays or issues in receiving necessary permits,  impacts on cash flow, the timing and outcome of the planned  exploration work, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, fluctuating metal prices changes in mineral resources and mineral reserves, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, , unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, title disputes or claims, limitations on insurance coverage,  labour disputes,  as well as those risk factors discussed or referred to herein and in Yamana’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and Yamana’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although all of the companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. None of the companies undertake any obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s plans and expectations related to the development of the Wasamac project and the feasibility study update being completed in connection therewith, and may not be appropriate for other purposes.